United States securities and exchange commission logo





                            May 3, 2024

       Kirkland Andrews
       Chief Financial Officer
       Evergy, Inc.
       1200 Main Street
       Kansas City, MO 64105

                                                        Re: Evergy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 29,
2024
                                                            File No. 001-38515

       Dear Kirkland Andrews:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Earnings (non-GAAP) and Adjusted EPS (non-GAAP), page 38

   1. We understand from your disclosure in Note 4 on page 104 that in connection with settling various issues
with the Kansas Corporation Commission during 2023, you agreed to return $96.5 million
to customers of Evergy Kansas Central over a three year
                                                        period, and that you
accounted for the matter by recognizing a regulatory liability and a reduction in revenues
in corresponding amounts. In Note 2 on page 99, you refer to a similar accounting
event in 2022 regarding Sibley Station, involving a rate case amended final order to return
$68.0 million to customers of Evergy Missouri West over a four-year period, although
disclosures on pages 108 and 110 indicate the regulatory liability was $108.0 million,
while disclosure on page 40 indicates it was $51.4 million.

                                                        We note that your
reconciliation shows that in compiling your non-GAAP Adjusted
                                                        Earnings measure you
have adjustments pertaining to each of these matters, including an
 Kirkland Andrews
Evergy, Inc.
May 3, 2024
Page 2
      add-back of $96.5 million to net income for 2023, and an add-back of $51.4 million to net income in 2022, both of which appear to effectively reverse the accounting that was required and applied under generally accepted accounting principles.

      You explain that you believe the resulting measure provides a meaningful basis for evaluating operations because it excludes items that you do not believe are indicative of your ongoing performance, or that have created earnings volatility. However, you do not explain how excluding the adverse effects of these economic accounting events in compiling your non-GAAP performance measure would yield a measure that could be fairly characterized as providing a meaningful basis for evaluating operations.

      As the funds will be returned to customers over several future periods, it is also unclear how you would fairly characterize recognition of the adverse effects as not indicative of your ongoing performance, or how you would otherwise advise investors of the adverse effects in such future periods. For example, we note that you have not included an adjustment in compiling the 2023 non-GAAP measure for any portion of the reduction to the regulatory liability pertaining to Sibley Station. We also note that you have not provided commentary regarding earlier disclosures of the non-GAAP measures that reflected the favorable effects of the revenues that have now been reversed.

      Given that these adjustments appear to effectively change the recognition and measurement principles that are required to be applied under generally accepted accounting principles, unless you are able to show how these would not be contrary to the guidance in the answer to Question 100.04 of our Compliance & Disclosure Interpretations regarding non-GAAP measures, it appears that you would need to amend
      your filing to revise your computations of the non-GAAP measures. You may view this guidance at:
https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.

      Please also revise your disclosures on pages 38, 47, and 58 that characterize recognition of the $96.5 million regulatory liability as a "deferral of revenues" to utilize terminology or descriptions that are representationally faithful of this accounting event.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Jenifer Gallagher at 202-551-3706 or Yong Kim at
202-551-3323 with any questions.



                                                            Sincerely,
FirstName LastNameKirkland Andrews
                                                            Division of
Corporation Finance
Comapany NameEvergy, Inc.
                                                            Office of Energy &
Transportation
May 3, 2024 Page 2
cc:       Steve Busser
FirstName LastName